UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Otonomy, Inc.

(Name of Issuer)

Common Stock

(Title of class of securities)

68906L 10 5

(CUSIP number)

August 18, 2014

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 68906L 10 5	Page 2 of 6 Pages

1.	Name of Reporting Person: Novo A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 2,175,025 (1)(2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 2,175,025 (1)(2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,175,025 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 10.7% (3)
12.	Type of Reporting Person: CO

(1)	The board of directors of Novo A/S (the “Novo Board”), currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has investment and voting control over the securities of the Issuer (as defined below) held by Novo A/S (the “Novo Shares”) and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the Novo Shares. Peter Bisgaard, a member of the board of directors of the Issuer, is employed as a partner of Novo Ventures (US) Inc., a consultant to Novo A/S. Mr. Bisgaard is not deemed to hold any beneficial ownership in the Novo Shares.

(2)	Includes 1,987,460 shares of common stock of the Issuer beneficially owned as of August 18, 2014, the closing date of the Issuer’s initial public offering (the “Closing Date”), 171,875 shares of common stock acquired from the underwriters on the Closing Date pursuant to the provisions of the underwriting agreement among the Issuer and the several underwriters for the offering and 15,690 shares acquired in the open market on August 19, 2014.

(3)	Based upon 20,335,786 shares of the Issuer’s common stock reported to be outstanding upon consummation of the offering (assuming the underwriters’ option to purchase additional shares is not exercised) as reported on Form 424B4 (Prospectus) filed by the Issuer on August 13, 2014.

SCHEDULE 13G

CUSIP No. 68906L 10 5	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer:

Otonomy, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

6275 Nancy Ridge Drive, Suite 100 San Diego, CA 92121

Item 2.	(a)	Name of Person Filing:

The name of the reporting person is Novo A/S, a Danish limited liability company that is wholly owned by Novo Nordisk Fonden (hereinafter the “Novo Nordisk Foundation” or the “Foundation”), a Danish commercial foundation. Novo A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S, Novozymes A/S and New Xellia Group A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo A/S.

	(b)	Address or Principal Business Office or, if none, Residence:

Tuborg Havnevej 19 2900 Hellerup, Denmark

	(c)	Citizenship or Place of Organization:

Novo A/S: Denmark

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

68906L 10 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

SCHEDULE 13G

CUSIP No. 68906L 10 5	Page 4 of 6 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		2,175,025	(1)(2)
(b)	Percent of class:		10.7%	(3)
(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote:	2,175,025	(1)(2)
	(ii)	Shared power to vote or to direct the vote:
	(iii)	Sole power to dispose or to direct the disposition of:	2,175,025	(1)(2)
	(iv)	Shared power to dispose or to direct the disposition of:

(1)	The board of directors of Novo A/S (the “Novo Board”), currently comprised of Sten Scheibye, Goran Ando, Jeppe Christiansen, Steen Riisgaard and Per Wold-Olsen, has investment and voting control over the securities of the Issuer (as defined below) held by Novo A/S (the “Novo Shares”) and may exercise such control only with the support of a majority of the Novo Board. As such, no individual member of the Novo Board is deemed to hold any beneficial ownership in the Novo Shares. Peter Bisgaard, a member of the board of directors of the Issuer, is employed as a partner of Novo Ventures (US) Inc., a consultant to Novo A/S. Mr. Bisgaard is not deemed to hold any beneficial ownership in the Novo Shares.

(2)	Includes 1,987,460 shares of common stock of the Issuer beneficially owned as of August 18, 2014, the closing date of the Issuer’s initial public offering (the “Closing Date”), 171,875 shares of common stock acquired from the underwriters on the Closing Date pursuant to the provisions of the underwriting agreement among the Issuer and the several underwriters for the offering and 15,690 shares acquired in the open market on August 19, 2014.

(3)	Based upon 20,335,786 shares of the Issuer’s common stock reported to be outstanding upon consummation of the offering (assuming the underwriters’ option to purchase additional shares is not exercised) as reported on Form 424B4 (Prospectus) filed by the Issuer on August 13, 2014.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

SCHEDULE 13G

CUSIP No. 68906L 10 5	Page 5 of 6 Pages

Item 9.    Notice of Dissolution of Group:

Not applicable.

Item 10.    Certifications:

Not applicable.

SCHEDULE 13G

CUSIP No. 68906L 10 5	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2014	Novo A/S

/s/ Thorkil Kastberg Christensen
	By:	Thorkil Kastberg Christensen
	Its:	Chief Financial Officer